UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Grupo Aval Acciones y Valores S.A. General Shareholders’ Meeting to be held on September 27, 2013 and proposed distribution of profits to be considered by the General Shareholders’ Meeting

Item 1

On September 4, 2013 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed the following:

1.
The Ordinary General Shareholders’ meeting of Grupo Aval will be held on September 27, 2013, at 9:00 am, in the Salón de Asambleas de Banco de Bogotá (located at Calle 36 No. 7-47, 1st floor – Bogotá D.C.).

2.	The following will be the proposed distribution of profits, for the six-month period ended June 30th, 2013, to be considered at such Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD ENDING ON JUNE 30, 2013		Colombian GAAP
GENERAL SHAREHOLDERS' MEETING		(In Ps)

Net Income		811,121,867,104.91

With tax benefit	811,121,867,104.91
Without tax benefit	0.00

Plus:
Occasional reserve release for the General Shareholders Meeting disposal		3,070,977,068,910.89
With tax benefit	2,610,284,470,054.06
Without tax benefit	460,692,598,856.83

Total Income available for the General Shareholders' meeting disposal		3,882,098,936,015.80

To distribute a cash dividend of $ 4,35 per share per month from October 2013 to March 2014, including these two months as follows:		484,201,104,423.30
Over 18,551,766,453 common and preferred outstanding shares
With tax benefit	484,201,104,423.30

Dividends shall be paid within the first ten (10) days of each month to shareholders at the moment each payment is due, according to applicable regulations, including exdividend period rules.

Note: In accordance with Decree 4766 of 2011 and the regulation of the Colombian Stock Exchange, dividends for the month of October 2013, will be paid from the fourth trading day following the date in which the shareholders' general assembly approved the distribution of profits, which is from October 3, 2013. In this month, dividends will be paid until October 12, 2013.

Occasional reserve for disposal at the General Shareholders Meeting		3,397,897,831,592.50

Total with tax benefit	2,937,205,232,735.67
Total without tax benefit	460,692,598,856.83

TOTAL		3,882,098,936,015.80

3.
Mr. Gabriel Mesa Zuleta, alternate member of the Board of Directors of Grupo Aval, has received 5.223 common shares and 4.615 preferred shares of Grupo Aval from a testamentary succession. This fact was duly informed to the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel